Dear Fellow Shareholders,

During the second quarter of fiscal 2006, Pacific Rim continued to systematically follow its exploration strategy to expand the gold resource on its flagship El Dorado gold project in El Salvador.

During the second quarterly period of fiscal 2006, Pacific Rim continued to concentrate its exploration efforts on delineation drilling at the South Minita gold zone. South Minita is located 500 meters south of, and on the same structural zone as, the Minita deposit, the subject of the Company’s January 2005 positive pre-feasibility study. Because of its proximity to Minita, South Minita has the potential to expand the size and economic outcome of the proposed operation at Minita by increasing the gold ounces with potentially relatively small incremental increases in capital costs.

Drilling to date on the South Minita target has identified several zones of mineralization in a series of sub-parallel veins within the Minita fault zone. The South Minita mineralized zones, as currently defined, have a cumulative strike length approximately two times longer, and cover a longitudinal area roughly 25% greater, than the Minita deposit. Vein widths at South Minita, however, are generally thinner than at the Minita deposit and mineralization appears to be confined to a slightly narrower range of elevations. The South Minita drill program is currently focused on filling in areas that require further definition, in preparation for the commissioning of a resource estimate expected to commence in the first calendar quarter of 2006. The Company will then amend the Minita pre-feasibility study to take into consideration the new ounces defined by the South Minita resource estimate, which will provide an economic analysis of a proposed operation that involves mining Minita and South Minita concurrently.

During Q2 2006 Pacific Rim closed the sale of the Andacollo mine in Chile and received US $2.4 million in payments, with a further $2.4 million in total owing before September 2007 (US $0.6 million of the US $5.4 million total sale price was paid to the Company in the previous quarterly period). The closing of this sale allowed Pacific Rim to add two rigs to the El Dorado drill program during the quarter, bringing the total to four. The expansion of this program will allow Pacific Rim to fast-track the completion of the South Minita delineation drilling and commence the testing of a number of high-priority targets elsewhere on the El Dorado project.

The Company’s Santa Rita gold project yielded numerous high-grade surface results from rock sampling conducted during the quarter. Santa Rita is located roughly 15 kilometers northwest of the El Dorado project in El Salvador. Seven rock samples collected across the Trinidad vein over a 500 meter strike length at the southern end of its 1.4 kilometer long exposure yielded results ranging from 6.43 g/t to 118.29 g/t gold over widths of 1 to 2 meters. The northernmost 900 meters as well as a 200-meter segment of the vein within the southern high-grade area (where it crosses a hill) are likely above the productive interval of the Santa Rita epithermal system - surface sampling results from these exposures yielded assays up to 5 g/t gold over 1 to 2 meters.

Pacific Rim is eager to conclude the South Minita delineation drilling program, to quantify the gold ounces it has drilled there over the past year, and most importantly, to understand how those ounces may benefit the operation proposed in its January 2005 pre-feasibility study. The Company is enthusiastic about recommencing exploration drilling on its exciting targets elsewhere at El Dorado and drill testing the high grade Santa Rita project. We remain focused on our goal of becoming a low-cost intermediate level gold producer and are confident in the El Dorado project’s capacity to meet this objective.

On behalf of the board of directors,

Thomas C. Shrake	Catherine McLeod-Seltzer
CEO	President

December 13, 2005
Vancouver, BC